FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF Nº 47.508.411/0001-56

NIRE 35.300.089.901

CALL NOTICE

GENERAL SHAREHOLDERS MEETING

The shareholders of COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO (“Company”) are hereby called for a general shareholders meeting to be held on the 28th of December, 2012, at 11:00am, at the Company’s registered offices, at Avenida Brigadeiro Luís Antonio, No. 3.142, sala 1, at the city and state of São Paulo, with the purpose to decide on, under the terms of Articles 121 and following of Law No. 6.404/76, as amended (“Lei das SAs”):

(a)               Merger of the spun-off asset of Sendas Distribuidora S.A. (“Sendas”) by CBD (b.1) approval of “Protocol and Justification Agreement for Partial and Discretionary Spin-off of Sendas Distribuidora S.A., followed by the merger of the spun-off assets of Sendas by Companhia Brasileira de Distribuição”, accomplished on 26th December 2012; (b.2) ratification of the hiring of Magalhães Andrade S/S Auditores Independentes, registered under the CNPJ/MF No. 62.657.242/0001-00, registered under the CRC/SP No. 2SP000233/O-3, headquartered at the city and state of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º floor, Jardim Paulistano, CEP 01452-001, (“Magalhães Andrade”) and PricewaterhouseCoopers Corporate Finance & Recovery Ltda., by the Company, registered under the CNPJ/MF No. 05.487.514/0001-37, headquartered at the city and state of São Paulo, at venida Francisco Matarazzo, 1400, 1˚ andar, CEP 05001-100 (“PWC”); (b.3) Approval of the Accounting Evaluation Report of the spun-off asset of Sendas issued by Magalhães Andrade and the Economic Evaluation Report of Sendas issued by PWC; and (b.4) Approval of the merger of spun-off assets of Sendas by CBD;

(b)               Merger of the spun-off asset of Sé Supermercados Ltda. (“Sé”)  by CBD (c.1) approval of “Protocol and Justification Agreement for Partial and Discretionary Spin-off of Sé Supermercados Ltda., followed by the merger of the spun-off assets of Sé by Companhia Brasileira de Distribuição”, accomplished on 28th December 2012; (c.2) ratification of the hiring of Magalhães Andrade and PWC by the Company; (c.3) Approval of the Accounting Evaluation Report of the spun-off asset of Sendas issued by Magalhães Andrade and the Economic Evaluation Report of Sendas issued by PWC; and (c.4) Approval of the merger of spun-off assets of Sé by CBD; and

1

(c)                In case of fully approval of the herein proposals, authorization for the Company’s officers to proceed with the necessary means for the implementation of the debates hereby proposed and approved by Company’s shareholders.

Copies of the documents related to the agenda, including the Management Proposal and a version of the Bylaws highlighting the proposed changes, are available to the shareholders at the Company’s registered offices, at the Company’s investors relations website (www.grupopaodeacucar.com.br/ri) and at the Securities Commission (Comissão de Valores Mobiliários – CVM) website (www.cvm.gov.br), pursuant to CVM Instruction No. 481/09.

We request that the shareholders that intend to appoint attorneys-in-fact to act on their behalf at the general meeting send the proper documents evidencing they are shareholders of the Company and the powers of attorney granted at least seventy two (72) hours before the meeting is held. Such documents shall be sent to the Company’s Corporate Legal Department, at Avenida Brigadeiro Luís Antonio, No. 3.142, at the city and state of São Paulo, through registered mail.

São Paulo, December 12th 2012

ABILIO DOS SANTOS DINIZ

Chairman of the Board of Directors

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 13, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.